Homekeep, LLC

Unaudited financial statement for the period ended
March 31, 2023

UNAUDITED REPORT

TABLE OF CONTENTS

CONSOLIDATED BALANCE SHEET
March 31, 2023

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$90,000
Accounts receivable, net	0
Inventory	0
Loans receivable - related party	0
Prepaid expenses and other current assets	0
TOTAL CURRENT ASSETS	0

PROPERTY AND EQUIPMENT

Property and equipment, net	0

OTHER ASSETS

Intangible assets, net	0
Deposits	0
	0
TOTAL ASSETS	**$90,000**

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$0
Credit cards payable	0
Warranty reserve	0
Accrued expenses	0
Sales tax payable	0
Deferred revenue	0
TOTAL CURRENT LIABILITIES	
TOTAL LIABILITIES	0

MEMBERS' EQUITY

Membership units, authorized 900 units, 900 units issued and outstanding, $100 par value.	$90,000
TOTAL SHAREHOLDERS' EQUITY	90,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 90,000

CONSOLIDATED STATEMENT OF INCOME
March 31, 2023

REVENUES	**$0**
COST OF GOODS SOLD	<u>0</u>
GROSS PROFIT	0
OPERATING EXPENSES	
Advertising and marketing	0
Bank fees	0
Bonus and commission	0
Contractors and consultants	0
Depreciation expense	0
Insurance expense	0
IT expense	0
Legal and professional fees	0
Licenses	0
Meals and entertainment	0
Miscellaneous expenses	0
Office supplies	0
Payroll expense	0
Postage and delivery	0
Rent and lease	0
Research and development	0
Travel	0
Utilities	0
TOTAL OPERATING EXPENSES	0
NET OPERATING LOSS	0
OTHER INCOME/(EXPENSE)	
Interest expense	0
Interest income	<u>0</u>
TOTAL OTHER INCOME/(EXPENSE)	<u>0</u>
NET INCOME (LOSS)	<u>$0</u>
OTHER COMPREHENSIVE INCOME/(LOSS)	
Foreign currency translation gain/(loss)	<u>0</u>
TOTAL COMPREHENSIVE LOSS	<u>$0</u>

Homekeep, LLC
CONSOLIDATED STATEMENT OF EQUITY
March 31, 2023

	Member Units		
	Units	Amount	Total
BEGINNING BALANCE, February 27, 2023 (INCEPTION)			
Contributions	900	$90,000	$ 90,000
Other comprehensive gain/(loss)		-	-
Net income			-
ENDING BALANCE, March 31, 2023	900	$ 90,000	

Homekeep, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
March 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	**$0**	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	**0**	
(Increase) decrease in assets:		
Accounts receivable	**0**	
Inventory	**0**	
Prepaid expenses and other current assets	**0**	
Security deposit	**0**	
Increase (decrease) in liabilities:		
Accounts payable	**0**	
Credit cards payable	**0**	
Warranty reserve	**0**	
Sales tax payable	**0**	
Deferred revenue	**0**	
Accrued expenses	**0**	
CASH USED FOR OPERATING ACTIVITIES		**$0**

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used for fixed assets	**0**
Issuance of notes receivable - related party	**0**
Cash used for intangible assets	**0**
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	**0**

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common and preferred stock	**0**
CASH PROVIDED BY INVESTING ACTIVITIES	**0**

NET INCREASE (DECREASE) IN CASH	**0**
CASH AT BEGINNING OF YEAR	**-**
CASH AT END OF YEAR	**$ 0**

CASH PAID DURING THE YEAR FOR:

INTEREST	**$ 0**

SUPPLEMENTAL DISCLOSURE FOR NONCASH ACTIVITIES:

STOCK ISSUANCE IN EXCHANGE FOR ASSETS	**$ 0**

Homekeep, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
March 31, 2023

1. Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared by management of Homekeep LLC (the "Company"). The financial statement only include information from inception (February 27, 2023) through March 31, 2023.

Homekeep, LLC was incorporated in the State of Illinois on February 27, 2023.

Fiscal Year

The Company operates on a March 31st fiscal year.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

2. Subsequent Events

The Company is in the process of obtaining a loan in the amount of $1,535,255 to acquire the Company's first three affordable rental properties. This transaction is expected to be completed no later than June 30, 2023. The Company's current sole member, Duo Development (the "Founding Member") will be the owner of the initial 900 units to cover the cost of the downpayment for said transaction. As other LLC units are issued, the founding member will be reimbursed for this initial capital contribution and expects to maintain 200 units of ownership in the Company.

The Company has evaluated subsequent events through March 31, 2023 the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.